Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder

LinnCo, LLC

We consent to the use of our report dated February 23, 2012, except for Note 16, as to which the date is May 8, 2012, with respect to the consolidated balance sheet of Linn Energy, LLC and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, unitholders’ capital and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated September 24, 2012, with respect to the balance sheet of LinnCo, LLC as of June 30, 2012, and the related statements of operations, shareholder’s equity, and cash flows for the period from April 30, 2012 (inception) to June 30, 2012, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Houston, Texas

October 1, 2012